Exhibit 99.3

Unaudited Pro Forma Condensed Combined Financial Information

On November 30, 2015, Perion Network Ltd. (“Perion” or the “Company”) completed the acquisition (the “Acquisition”) of Interactive Holding Corp., a Delaware corporation, and its subsidiaries (collectively referred to as "Undertone").

The following Unaudited Pro Forma Condensed Combined Statements of Income for the year ended December 31, 2014 and the six months ended June 30, 2015 combine the historical consolidated statements of income of Undertone and Perion giving effect to the Acquisition as if it had been consummated on January 1, 2014. The following Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2015 combines the historical consolidated balance sheets of Undertone and Perion giving effect to the Acquisition and to an asset acquisition made by Undertone from Spark Flow LLC on July 1, 2015 (the “Asset Acquisition”), see note 4h, as if it had been consummated on June 30, 2015.

The following Unaudited Pro Forma Condensed Combined Financial Information has been prepared in accordance with Article 11 of SEC Regulation S-X. It is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if the Acquisition and the Asset Acquisition had been consummated on these dates and in accordance with the assumptions described herein, nor is it necessarily indicative of future results of operations or financial position of the combined company.

As of the date of this filing, management has not completed the detailed valuation studies necessary to determine the fair values of the Undertone assets and liabilities, nor has it identified all adjustments necessary to conform Undertone's accounting policies to Perion's accounting policies. Perion's management has allocated the purchase price based on the preliminary estimated fair value of Undertone's assets acquired and liabilities assumed based on discussions with Undertone's management, preliminary valuation studies and due diligence. Accordingly, the unaudited pro forma purchase price allocation and related adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional valuations and analyses are completed. Accordingly, there may be increases or decreases in the fair value of Undertone’s assets and liabilities reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet that may also impact the Unaudited Pro Forma Condensed Combined Statements of Income. There can be no assurance that such final fair values of the assets acquired and liabilities assumed from the acquisition of Undertone will not result in material changes.

The following Unaudited Pro Forma Condensed Combined Financial Information has been developed from and should be read in conjunction with (i) the unaudited interim consolidated financial statements of Undertone for the six-month period ended June 30, 2015, (ii) the audited consolidated financial statements of Undertone for the year ended December 31, 2014, all included in this report, (iii) the unaudited interim consolidated financial information of Perion for the six-month period ended June 30, 2015, contained in Perion’s Report on Form 6-K filed with the SEC on November 3, 2015 and (iv) the audited consolidated financial statements of Perion for the year ended December 31, 2014 contained in Perion’s Report on Form 6-K filed with the SEC on April 6, 2015.

The following Unaudited Pro Forma Condensed Combined Statements of Income do not give effect to planned synergies and/or cost savings related to the Acquisition.

PERION NETWORK LTD.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2015
In thousands

	Perion	Undertone	Pro Forma Adjustments	Note	Combined Pro Forma
ASSETS

Current Assets:
Cash and cash equivalents	$72,242	$12,860	$(63,266)	4(a1)	$20,654
			(1,182)	4(a2)
Short term bank deposit	55,656	-	-		55,656
Accounts receivable, net	19,323	44,028	-		63,351
Prepaid expenses and other current assets	14,125	5,950	1,182	4(a2)	21,257
Total Current Assets	161,346	62,838	(63,266)		160,918

Property and equipment, net	12,240	2,516	-		14,756
Goodwill and intangible assets, net	184,806	72,432	59,202	4(b)	383,506
			67,066	4(c)
Other assets	3,381	164	-		3,545
Total Assets	$361,773	$137,950	$63,002		$562,725

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$15,079	$8,906	$-		$23,985
Accrued expenses and other liabilities	15,148	20,259	12,122	4(d)	53,230
			5,701	4(e)
Short term loan and current maturities of long-term liabilities liabilities convertible debt	9,697	3,000	19,900	4(a)	32,597
Deferred revenues	7,653	1,325	(368)	4(f)	8,610
Payment obligation related to acquisitions	7,646	-	4,293	4(g)	11,939
Total Current Liabilities	55,223	33,490	41,648		130,361
Long-Term Liabilities:
Long term and Convertible debt	29,589	60,500	-		90,089
Payment obligation related to acquisition	-	-	38,850	4(g)	38,850
Other long-term liabilities	3,605	4,126	12,657	4(d)	20,388
Total Liabilities	$88,417	$98,116	$93,155		$279,688

PERION NETWORK LTD.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2015
In thousands

Convertible Preferred Stock	$-	$61,814	$(61,814)	4(i)	$-

Shareholders' equity:
Ordinary shares	194	1	(1)	4(i)	205
			11	4(a1)
Additional paid-in capital	211,955	-	10,009	4(a1)	221,964
Treasury shares at cost	(1,002)	-	-		(1,002)
Accumulated other comprehensive income	429	1,260	(1,260)	4(i)	429
Retained earnings (accumulated deficit)	61,780	(23,241)	23,241	4(i)	61,441
			5,362	4(d)
Total Shareholders' Equity	273,356	(21,980)	31,661		283,037

Total Liabilities and Shareholders' Equity	$361,773	$137,950	$63,002		$562,725

See notes to the unaudited pro forma condensed consolidated financial information

PERION NETWORK LTD.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014
In thousands (except share and per share data)

	Perion	Undertone	Pro Forma adjustment 4(m)	Pro Forma adjustments	Note	Combined Pro Forma

Revenues	$388,731	$167,311		$-		$556,042
Cost of revenues		76,265	(76,265)
Gross Profit		91,046				556,042
Costs and Expenses:
Cost of revenues	27,817		17,093	11,692	4(j)	56,602
Customer acquisition and media buy costs	174,575	-	59,172			233,747
Research and development	44,129	13,537		-		57,666
Selling and marketing	25,388	39,094		15,707	4(j)	80,189
General and administrative	37,605	19,488		(381)	4(j)	56,712
Other operating expense		3,743				3,743
Impairment and restructuring charges	23,922			-		23,922
Total Costs and Expenses	333,436	75,862	76,265	27,018		512,581

Income (loss) from Operations	55,295	15,184		(27,018)		43,461
Financial expense, net	2,888	2,026		2,675	4(k)	7,589
Other expense, net	-	495		-		495

Income (loss) before Taxes on Income	52,407	12,663		(29,693)		35,377
Taxes on income (benefit)	9,581	5,664		(11,896)	4(l)	3,349

Net Income (Loss)	$42,826	$6,999		$(17,797)		$32,028

Net Earnings per Share:
Basic	$0.63					$0.44
Diluted	$0.58					$0.40

Weighted average number of shares:
Basic	68,213			4,437	5	72,650
Diluted	70,327			4,437	5	74,764

 See notes to the unaudited pro forma condensed consolidated financial information

PERION NETWORK LTD.
UNAUDITED PRO FORMA CONDENSED COMBINE STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2015
In thousands (except share and per share data)

	Perion	Undertone	Pro Forma adjustment 4(m)	Pro Forma adjustments	Note	Combined Pro Forma

Revenues	$100,706	$67,766		$-		$168,472
Cost of revenues		31,754	(31,754)
Gross Profit		36,012				168,472
Costs and Expenses:
Cost of revenues	5,626		7,210	632	4(j)	13,468
Customer acquisition and media buy costs	35,143	-	24,544			59,687
Research and development	13,139	4,202		-		17,341
Selling and marketing	11,737	17,652		7,138	4(j)	36,527
General and administrative	10,924	9,479		(284)	4(j)	20,119
Other operating expense		761				761
Impairment, net of gain on reversal of contingent consideration	(2,397)			-		(2,397)
Total Costs and Expenses	74,172	32,094	31,754	7,486		145,506

Income (Loss) from Operations	26,534	3,918		(7,486)		22,966
Financial expense, net	1,058	1,053		1,401	4(k)	3,512
Other expense, net		1,059				1,059

Income (Loss) before Taxes on Income	25,476	1,806		(8,887)		18,395
Taxes on income (benefit)	6,522	1,405		(3,809)	4(l)	4,118

Net Income (Loss)	$18,954	$401		$(5,078)		$14,277
Net Earnings per Share:
Basic	$0.27					$0.19
Diluted	$0.27					$0.19

Weighted average number of shares:
Basic	70,623			4,437	5	75,060
Diluted	70,764			4,437	5	75,201

See notes to the unaudited pro forma condensed consolidated financial information

PERION NETWORK LTD.
NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINE FINANCIAL INFORMATION
In thousands

Note 1. Description of the Transaction

On November 30, 2015 (the "Closing Date"), Perion completed the purchase (the “Acquisition”) of Interactive Holding Corp., a Delaware corporation, and its subsidiaries (collectively referred to as "Undertone") for a purchase price of $133.3 million comprised of the following:

1)	$89.2 million paid in cash, after giving effect to a $1.0 million decrease for working capital adjustments and a $2.0 million increase for excess cash on the Closing Date;

2)	$16.0 million were retained as a holdback to cover potential claims until May 31, 2017, for which a liability of $14.3 million was recorded at fair value;

3)	An amount of $3.0 million will be paid in installments over the period ending September 2017, for which a liability of $2.8 million was recorded at fair value;

4)	An amount of $20.0 million, deferred consideration payment, bearing 10% annual interest, will be paid on November 30, 2020, for which a liability of $22.7 million was recorded at fair value;

5)	An amount of $1.2 million will be paid on January 29, 2016; and

6)	An amount of $2.1 million excess in tax advances which will be paid upon refund from the tax authorities during 2016.

On December 3, 2015 Perion completed a private placement of 4,436,898 ordinary shares for gross proceeds of $10.125 million. According to the share purchase agreement, if, on September 1, 2016, the 15-trading day weighted average price of an ordinary share is less than $2.624, the per share purchase price of $2.282 will be adjusted downward 1% for each whole 1% that the September 1, 2016 calculated price is lower than $2.282, up to a maximum adjustment of 15%, and Perion will issue to the investors such number of additional ordinary shares as is necessary so that each investor will receive such number of ordinary shares in total that it would have purchased at the closing of the private placement at such lower price.

    On November 22, 2015, the Company borrowed $19.9 million under a new credit facility from a bank, comprised of: $14.9 million bearing interest of Libor + 1.2%; and, $5.0 million bearing interest of Libor + 1.7%. The credit facility is secured by a lien on the accounts receivable of ClientConnect Ltd., an Israeli subsidiary of the Company, from its current and future business clients and is guaranteed by Perion. The credit facility matures in November 2016.

Note 2. Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Statements of Income for the year ended December 31, 2014 and for the period of six months ended June 30, 2015 give effect to the Acquisition as if it had been consummated on January 1, 2014.  The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2015 gives effect to the Acquisition and the Asset acquisition as if it had been consummated on June 30, 2015.

The Unaudited Pro Forma Condensed Combined information has been derived from the historical financial statements of Perion and Undertone that are either included in or referenced in this filling. Based on Perion management's preliminary review of the respective summaries of significant accounting policies of Undertone and preliminary discussions among the respective management teams, the nature and amount of any adjustments to the historical financial statements of Undertone to conform its accounting policies to those of Perion are not expected to be material. As described in Note 4(m) Undertone will present a one-step statement of income and will reclassify media buying costs to a separate line item to be consistent with Perion's presentation. Further review of accounting policies may result in additional revisions to Undertone's policies and classifications to conform to those of Perion.

Assumptions and estimates underlying the unaudited pro forma adjustments are described in these notes and should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Information. Since the Unaudited Pro Forma Condensed Combined Financial Information has been prepared based upon preliminary estimates, the final amounts may differ materially from the information presented.

The Acquisition is reflected in the Unaudited Pro Forma Condensed Combined Financial Information as an acquisition of all the outstanding shares of Undertone by Perion in accordance with Accounting Standards Codification Topic 805, "Business Combinations". Under these accounting standards, the total estimated purchase price is calculated as described in Note 3, and the assets acquired and the liabilities assumed from Undertone are measured and recorded at their estimated fair values. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Perion estimated the fair values as the price that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions of the Acquisition, including historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be adjusted as additional information becomes available and as additional analyses are performed. The final purchase price allocation and the final amounts of the assets acquired and liabilities assumed in the Acquisition may differ materially from the values recorded in this Unaudited Pro Forma Condensed Combined Financial Information.

PERION NETWORK LTD.
NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINE FINANCIAL INFORMATION
In thousands

Estimated transaction costs have been excluded from the Unaudited Pro Forma Condensed Combined Statements of Income as they reflect charges directly related to the Acquisition and do not have an ongoing impact. However, the anticipated transaction costs are reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as an increase to accounts payable and other current liabilities and a decrease to retained earnings. In addition, the Unaudited Pro Forma Condensed Combined Financial Information does not include one-time costs directly attributable to the transaction, employee retention costs or professional fees incurred or to be incurred by Perion or Undertone pursuant to provisions contained in the Acquisition agreement, as those costs are not considered part of the purchase price or are not expected to have a continuing impact.

Perion and Undertone expect to incur significant costs associated with integrating the operations of their respective businesses. The Unaudited Pro Forma Condensed Combined Financial Information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the acquisition.

The Unaudited Pro Forma Condensed Combined Financial Information is provided for informational purposes only and does not purport to be indicative of the Company’s financial position or results of operations which would actually have been obtained had the Acquisition been completed as of the date or for the periods presented, or of the financial position or results of operations that may be obtained in the future.

Note 3. Estimated Purchase Consideration and Preliminary Purchase Price Allocation

The following table shows a summary of the estimated purchase price as of June 30, 2015:

Cash Paid	$90,186
Deferred consideration payment, presented at fair value	25,462
Holdback amount, presented at fair value	14,355
Deferred payment related to working capital adjustments	3,326

Total preliminary purchase price	$133,329
(*) for the pro forma the Company used the excess cash balance on the Closing Date

The preliminary allocation of the estimated purchase price to the fair values of assets acquired and liabilities assumed includes unaudited pro forma adjustments to reflect the fair values of Undertone's assets and liabilities (including asset acquired from Spark Flow- see note 4h). The preliminary allocation of the estimated purchase price is as follows:

As of June 30, 2015:

Net liabilities assumed	$(33,735)
Intangible assets:
In Process research and development	2,000
Customer relationships	37,480
Acquired identified technology	20,780
Trade names and trademarks	10,200
Backlog	8,630
Deferred tax liability	(31,636)
Goodwill	119,610

Total estimated purchase price	$133,329

PERION NETWORK LTD.
NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINE FINANCIAL INFORMATION
In thousands

The purchase price allocation shown in the table above is based on Perion’s preliminary estimates of fair value of Undertone’s assets and liabilities. These estimated fair values are considered preliminary and are subject to change upon completion of the final valuation. Changes in fair value of the acquired intangible assets may be material.

The preliminary purchase price allocation does not address uncertain tax positions of Undertone as of the Closing Date. The exposures related to uncertain tax positions relating to periods prior to the Closing Date are subject to indemnification by Undertone’s former shareholders (sellers) up to the total acquisition consideration, pursuant to the terms of the Acquisition agreement. Upon completion of the detailed valuations necessary to determine the fair value of such liabilities, uncertain tax positions liability will be recorded and a respective indemnification asset will be recorded at the same level. Therefore, there will be no effect on goodwill.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited adjustments to historical amounts included in the Unaudited Pro Forma Condensed Combined Financial information are as follows:

a1)	To record the cash paid for the Acquisition and the Asset acquisition the proceeds from short term loan and issuance of ordinary shares in a private placement:

Cash paid for the Acquisition (*) (Note 3)	$(90,186)
Proceeds from a short term loan (Note 1)	19,900
Proceeds from private placement, net of issuance expenses (Note 1)	10,020
Cash paid by Undertone in July 2015 to Spark Flow LLC (Note 4h)	(3,000)
$(63,266)

(*) for the pro forma adjustment the Company used the excess cash balance on the Closing Date

a2)
On November 30, 2015, an amount of $1,182 of the cash balance of Undertone was restricted to collateralize certain letters of credit. This amount was deferred from the Closing Date and will be paid on the earlier of January 2016 or upon release of such balance. An amount of $1,182 was reclassified to restricted cash and is included under prepaid expenses and other current assets.

b)
Goodwill reflects the preliminary estimate of the excess of the purchase price paid over the fair value of the assets acquired and liabilities assumed from Undertone, and is not amortized in the amount of $119,610 offset by the elimination of Undertone’s historical goodwill in the amount of $60,408.

c)
Other intangible assets reflect the preliminary estimated fair value of Undertone's intangibles assets of $79,090, offset by the elimination of Undertone’s historical intangible assets in the amount of $12,024. The provisional measurements of fair value reflected are subject to change and such changes could be significant to the fair value and to the related amortization. See Note (j) for further information on intangible assets.

d)
The adjustments to accrued expenses and other liabilities and long-term liabilities include an adjustment of the deferred taxes arising from the estimated fair value adjustments for intangibles acquired (other than goodwill) and are based on Undertone’s expected tax rates in the years in which the deferred taxes are expected to be reversed.

Current deferred tax liability - adjustment was due to a preliminary estimate of $12,122 deferred tax liability associated with the intangible assets acquired.

Non-current deferred tax liability - net adjustment was due to a preliminary estimate of $19,514 deferred tax liability associated with the intangible assets acquired, offset by the elimination of Undertone’s historical deferred tax liability of $1,495 (related to intangible assets of Undertone that were also eliminated – see note c above) and reversal of $5,362 valuation allowance previously recorded by a U.S. subsidiary of the Company. Undertone will be included in the Company’s U.S. consolidated tax return following the Acquisition, the Company has determined that the deferred tax liabilities related to the Acquisition provide sufficient taxable income to realize the Company’s deferred tax assets of $5,362 The income tax benefit related to the reduction in the Company’s valuation allowance is not included in the accompanying Unaudited Pro Forma Condensed Combined Statements of Income as it is considered a nonrecurring benefit.

PERION NETWORK LTD.
NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINE FINANCIAL INFORMATION
In thousands

e)	Accrued expenses and other liabilities were increased to reflect $5,701 estimated Acquisition costs.

f)
Deferred revenues represents the unaudited pro-forma adjustment reflecting the decrease in the fair value of Undertone's deferred revenue balance at June 30, 2015, based on the cost of fulfillment plus a normal profit margin, to approximately $957, representing a reduction of $368 from the carrying value. After the Acquisition, the adjustment will be amortized as a reduction in revenue over approximately twelve months as services are performed. The impact is not included in the accompanying Unaudited Pro Forma Condensed Combined Statements of Income as it is considered a nonrecurring charge that will be included in Undertone's statement of income within twelve months following the closing of the Acquisition. The provisional measurements of fair value reflected are subject to change.

g)
To record the payment obligation of $43,143 related to Acquisition, of which $4,293 is classified as short term liability and $38,850 as long term liability (see Note 1).

These amounts, including all future interest expenses on the deferred consideration payment, are presented at fair value.

h)
On July 1, 2015 Undertone consummated an asset acquisition from Spark Flow LLC, a Delaware company, for approximately $3,000 in cash. The agreement with Spark Flow provides for contingent earn-out payment of up to $3,000, commencing in June 2016 and ending in September 2017. The earn out obligation is included within the deferred payments recorded in connection with the Acquisition of Undertone by the Company, as the Company is obligated to pay such amounts to Undertone’s shareholders if the milestones are not met. The intangible assets recorded in the Acquisition (Note 3) include the fair value of the asset acquired under the acquisition from Spark Flow LLC.

i)
Eliminate Undertone’s convertible preferred stock, shareholders’ equity, accumulated other comprehensive income and retained earnings balances.

Total adjustments related to amortization expense of intangible assets are as follows:

	Six months Ended June 30, 2015	Year ended December 31, 2014
Cost of revenues
Elimination of Undertone’s historical intangible asset amortization	$(1,753)	$(2,486)
Estimated amortization of fair value of acquired intangible assets	2,385	14,178

Adjustments to cost of revenues	$632	$11,692

Selling and marketing
Estimated amortization of fair value of acquired intangible assets	$7,138	$15,707

General and administrative
Elimination of Undertone’s historical intangible asset amortization	$(284)	$(381)

PERION NETWORK LTD.
NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINE FINANCIAL INFORMATION
In thousands

Perion has not completed the detailed purchase price allocation related to the Acquisition.  Perion has determined the fair value of the intangible assets based on discussions with Undertone's management, preliminary valuation studies that are based, inter alia, on similar transactions and industry specific and due diligence. Accordingly, the value assigned to intangible assets and related amortization adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional valuations and analyses are completed. Perion will undertake to complete final valuations of the assets acquired and liabilities assumed from Undertone. There can be no assurance that such final fair values will not result in material changes.

Intangible assets are comprised of technology, customer relationship, trade names and trademarks, backlog and in process R&D. The following estimated useful lives were used in the calculation:

Intangible assets	Useful lives
Technology	5 years
Customer relationship	5 years
Trade names and trademarks	4 years
Backlog	3 months
In process R&D	Amortization will be commenced upon completion of the development

Amortization of technology and backlog is included within cost of sales and amortization of customer-related intangible assets, trade names and trademarks is included in selling and marketing. In process R&D amortization will be included in cost of sales once commenced.

k)	Adjustment related to finance income:

	Six months Ended June 30, 2015	Year ended December 31, 2014

Elimination of interest income on cash deposits	$(187)	$(45)
interest expense attributed to the debts related to the Acquisition (see note 1, note 4a and note 4g)	1,588	2,720

Adjustment to finance income	$1,401	$2,675

(i)	Taxes on income

Estimated income tax benefit adjustments included in the pro forma statements of income are as follows:

	Six months Ended June 30, 2015	Year ended December 31, 2014

Elimination of Undertone’s historical change in deferred taxes associated with the amortization of the purchase accounting adjustments	$-	$58
Estimated change in deferred taxes associated with the amortization of the purchase accounting adjustments	(3,809)	(11,954)

Adjustments to income tax	$(3,809)	$(11,896)

PERION NETWORK LTD.
NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINE FINANCIAL INFORMATION
In thousands

m)
Perion presents a one-step statement of income. Undertone amounts have been reclassified to conform to this presentation. Media buying costs will be presented in a separate line item, so it will be reclassified from “Cost of revenues” to be consistent with Perion’s presentation.

Note 5.Pro Forma Net Income per Ordinary Share

The pro forma basic and diluted net income per ordinary share are based on the weighted average number of ordinary shares of Perion outstanding during each period presented and the effect of the 4,436,898 shares issued in the private placement, as if such shares had been outstanding as of January 1, 2014 for the year ended December 31, 2014 and as of January 1, 2015 for the six months ended June 30, 2015.